02029930

P.E. 4-8-02

URITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



# FORM 6-K

## Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

8 April 2002



Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

RNS Full Text Announcement



| | |
|---|---|
| **Company** | Royal & Sun Alliance Ins Group PLC |
| **TIDM** | RSA |
| **Headline** | Director Shareholding |
| **Released** | 16:00 5 Apr 2002 |
| **RNS Number** | 1234U |

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1. Name of company

Royal & Sun Alliance Insurance Group plc

2. Name of director

Robert Victor Mendelsohn

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See 23

7. Number of shares / amount of stock acquired

Robert Victor Mendelsohn is eligible to receive 314,578 ordinary shares of 27.5p each – See 23

8. Percentage of issued class

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary Shares of 27.5p each

12. Price per share

n/a

13. Date of transaction

3 April 2002

14. Date company informed

15. Total holding following this notification

71,340 ordinary shares of 27.5p each

16. Total percentage holding of issued class following this notification

0.00495%

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

Grant is made under Mr R V Mendelsohn's 2002 Performance Share Plan. Mr R V Mendelsohn is eligible to receive a grant of shares, at market price, equal to his annual basic salary, multiplied by 1.6. The grant of shares will only vest if challenging performance conditions are met over a three year period such that for 75% - 100% to vest all of the following conditions must be met:

1. Growth in the Group's TSR must be in the top quartile of a defined group of leading US, UK and Continental European Insurers.
2. Growth in the Company's TSR must exceed UK RPI plus 2% compound and;
3. The Company's share price must grow by 5%-20%, with 20% growth required if all of the shares are to vest.

If TSR growth is below the comparator group median, or RPI plus 2% per annum compound growth is not achieved then no shares will vest.

24. Name of contact and telephone number for queries

Angus Jordan

Manager, Communications

020 7569 6212

25. Name and signature of authorised company official responsible for making this notification

Balbir Kelly

Corporate Secretarial Consultant

020 7569 4038

Date of Notification

5 April 2002

END

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 8 April 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.